August [6], 2008

BY EDGAR

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc. f/k/a Forme Capital, Inc.
Amendment No 1. to Registration Statement on Form S-1
Filed May 22, 2008
File No. 333-150800
Form 10-KSB for Fiscal Year Ended April 30, 2007
Forms 10-Q and 10-QSB for Fiscal Quarters Ended
March 31, 2008, January 31, 2008 and October 31, 2007
File No. 033-10893

Dear Mr. Owings:

Reference is made to your letter to our client, QKL Stores Inc. f/k/a Forme Capital, Inc. (the “Company”), dated June 20, 2008, relating to the subject registration statement, annual report and quarterly reports (the “Comment Letter”). We have responded to each of your comments by making the recommended changes to an amended version of the relevant document, which we are filing with the Securities and Exchange Commission (the “Commission”) with our submission of this reply letter. Set forth below is each comment contained in the Comment Letter followed by our response thereto. Unless otherwise specified in our responses, references to page numbers are to the versions of each document subject to the Comment Letter, and not to the amended versions we are filing with the submission of this letter.

We note that in the amended registration statement, in order to accommodate our recent name change, we refer to our operating company as “QKL-China” and not “QKL.”

Amendment No. 1 to Registration Statement on Form S-1

General

1.
Please send us on a supplemental basis supporting documentation for all factual claims that you make in your prospectus, or characterize the claims as your beliefs. For example, we note your statement on page 32 that you are "are known for [your] excellent selection of fine meats and fresh produce, and [your] meat department generates significant profits." Other examples can be found in your "Directors and Officers" section, beginning on page 64. For instance, the following statement on page 65 needs support: "Mr. Wang has received honors including being named one of approximately 20 Private Sector Model Workers of Daqing Municipality by the government of Daqing Municipality for three consecutive years." The following statement on page 65 also needs support: "[Ms. Limin Zheng] has broad experience in financial work." This list of examples is not exclusive.

You should mark the supporting documents to show the location of each fact you are relying on for the claims made in the prospectus.

Response: We have revised the prospectus to delete these statements throughout including the following:

•	the statements on page 32 that we “are known for our excellent selection of fine meats and fresh produce” and that “our meat department generates significant profits.”

•	the following statements in the directors and officers section:

o	“Mr. Wang has received honors including being named one of approximately 20 Private Sector Model Workers of Daqing Municipality by the government of Daqing Municipality for three consecutive years.”

o	“[Ms. Limin Zheng] has broad experience in financial work."

o	“Mr. Wenbin Teng is an expert in information management.”

•	the following statement in the Risk Factors section:

o	“[T]he international reaction to the renminbi revaluation has generally been positive...”

2.
Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus. For example, we note that on page 40 beneath the subheading, "Overview-of the Supermarket Industry in China," you cite "F. Gale and T. Reardon, "China's Modernizing Supermarket Sector Presents Major opportunities for U.S. Agricultural Exporters," AgExporter, November 2004, pages 4-8," for the claim that in 1990 China had one supermarket store, whereas by 2003 it had 60,000 supermarket stores with estimated annual sales of $71 billion. We would like to see a copy of the article. This example is not exclusive.

You should mark the supporting documents to show the location of each statistic you are relying on for the claims made in the prospectus.

Response: We have revised the document to delete these statements throughout, including the following claims on page 40:

•
“Three major domestic supermarket chains emerged in the early 1990’s (LianHua, Hualian, and Nong Gong Shang), and three western supermarket chains entered the Chinese market in the mid-1990’s (Carrefour, Wal Mart and Metro).”

•
“The share of grocery sales held by modern retail chains, including hypermarkets (“big box” retailers such as Wal Mart and Carrefour), supermarkets, discounters and convenience stores, grew from 11% of total grocery sales in China in 1999 to 54% in 2006.”

•
“Between 1999 and 2002 the number of supermarket stores grew an average of 27% per year overall and sales grew an average of 45 percent per year. (See Jean Kinsey and Min Xue, ‘Supermarket Development in China,’ Preliminary Report to the Sloan Workshop of Worcester Polytechnic Institute, June 2005, pages 1-3.)”

•	“The total value of retail sales in China grew from $290.3 billion in 1995 to $945.6 billion in 2005 and to $1.26 trillion in 2007. (See The US-China Business Council, Forecast 2008, pages 2-3).”

•
“In 1990, China had one supermarket store; by 2003 it had 60,000, with estimated annual sales of $71 billion. (See F. Gale and T. Reardon, ‘China's Modernizing Supermarket Sector Presents Major opportunities for U.S. Agricultural Exporters,’ AgExporter, November 2004, pages 4-8.)”

Also as requested in your comment, we provide herewith a copy of “China's Modernizing Supermarket Sector Presents Major opportunities for U.S. Agricultural Exporters,” an article by Fred Gale and Thomas Reardon that appeared on pages 4 - 8 of the November 2004 issue of AgExporter, a publication of the United States Department of Agriculture’s Foreign Agricultural Service. A copy of the article is filed as an exhibit to this letter. As requested, we have marked the copy to show the location of the statistic on which we relied for the claim made in the prospectus that “in 1990, China had one supermarket store; by 2003 it had 60,000, with estimated annual sales of $71 billion.” The article is attached as Exhibit B hereto and may also be accessed on the website of the Foreign Agricultural Service at http://www.fas.usda.gov/info/agexporter/2004/November/pgs%204-8.pdf.

Employees, page 1

3.
In an appropriate location in the prospectus, generally discuss the terms of the employment contracts that you have with all of your employees, including the duration of such contracts and your obligations under these contracts.

Response: We have revised the prospectus to include in the Business section, under the heading “Employees,” a general discussion of the terms of the employment contracts that we have with all of our employees, including the duration of these contracts and our obligations under these contracts.

Risk Factors, page 3

4.
Please revise your risk factors to remove all mitigating language. For example, in the risk factor on page 4 captioned, "The fluctuation of the exchange rate of the renminbi against the dollar could reduce the value of your investment," delete the statement that the international reaction to the 2005 renminbi revaluation has generally been positive. In the risk factor on page 7 captioned, "Our supply chain could be disrupted by bad harvests and by severe weather...," delete the statements that you have not previously been significantly affected by storms or increases in pork prices. In the risk factor on page 8 captioned, "Economic conditions that affect consumer spending could limit our sales and increase our costs," delete the statement that the Chinese economy has grown significantly in recent years. This list of examples is not exclusive.

Response: We have revised our risk factors to remove all mitigating language, including by making the following revisions:

•
in the risk factor captioned, "The fluctuation of the exchange rate of the renminbi against the dollar could reduce the value of your investment," we have deleted the statement that the international reaction to the 2005 renminbi revaluation has generally been positive;

•
in the risk factor captioned, "Our supply chain could be disrupted by bad harvests and by severe weather...," we have deleted the statements that we have not previously been significantly affected by storms or increases in pork prices;

•
in the risk factor captioned, "Economic conditions that affect consumer spending could limit our sales and increase our costs," we have deleted the statement that the Chinese economy has grown significantly in recent years.

5.
Please revise your captions to emphasize the risk to investors, as opposed to simply stating a fact. For example, please refer to the following caption on page 6: “Our supply chain could be disrupted by problems with transportation infrastructure in and around northeastern China.” As another example, refer to the following caption on page 14: "Our common stock is subject to the Penny Stock Regulations. “Please revise your captions throughout this section so that they each reflect the investment risk that you describe in the accompanying text.

Response: We have revised the captions throughout the risk factors to emphasize the risk to investors, including by making the following revisions:

•
The caption on page 6 mentioned in your comment, “Our supply chain could be disrupted by problems with transportation infrastructure in and around northeastern China,” and the three captions next following that caption, have been presented with changed formatting, including italics and bullet points, in order to make clear that they are not separate captions for four individual risk factors, but rather are sub-headings introducing discussions of four specific ways in which supply-chain risks, which are introduced by the next preceding caption, could materialize. That next preceding caption, which introduces supply-chain risks, has been revised to emphasize the risk to investors such that it now specifically mentions the possible reduction in value of any investment in our common stock.

•
The caption on page 14, "Our common stock is subject to the Penny Stock Regulations,” has been revised to emphasize the risk to investors by specifically mentioning the possible limitations on an investor’s ability to sell our common stock.

•
Captions throughout the risk factors section have been revised to emphasize the risk to investors by adding language that specifically mentions that events could reduce the value of any investment in our common stock.

Enforcement against us or our directors and officers may be difficult, page 14

6.	Provide the disclosure set forth in Item 101(g)(1)(iv) of Regulation S-K.

Response: We have revised the prospectus to provide the disclosure set forth in Item 101(g)(1)(iv) of Regulation of S-K in a new section entitled “Service of Process and Enforcement of Judgments,” which appears on or near page [72] of the amended prospectus, and to direct the reader to the new section in the related risk factor.

Selling Stockholders, page 18

7.
Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by Fink Family Trust, Mark Bell M.D. Inc. Retirement Trust, and Irv Edwards M.D. Inc. Employee Retirement Trust. See Interpretation 4S of the Regulation S-K section of the March 1999 Interim Supplement to the Manual of Publicly Available Telephone Interpretations, available at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response: We have revised the footnotes to the selling stockholder table to identify the natural persons who have the ultimate voting or investment control over the shares held by Fink Family Trust, Mark Bell M.D. Inc. Retirement Trust, and Irv Edwards M.D. Inc. Employee Retirement Trust.

8.
Please identify Kuhns Brothers, Inc. as an underwriter, given that Kuhns Brothers, Inc. is a broker-dealer, unless it has received securities solely as underwriting compensation. We note that Kuhns Brothers, Inc. received securities under the settlement agreement. Briefly disclose the terms of the settlement agreement and the actions which led to the entry into that agreement, and analyze whether the securities Kuhns Brothers, Inc. received under the agreement constitute underwriting compensation.

Response: We have amended the prospectus to name Kuhns Brothers, Inc. as an underwriter.

Business, page 32

9.	In the table on page 38 beneath the heading, "Public Liability Insurance," please provide the insured amount for each policy.

Response: We have amended the table to provide the insured amount for each policy.

Properties, page 43

10.
Certain of the properties you discuss are subject to leases that have expired. To the extent these represent material properties, please disclose whether you will be able to renew the expired leases on comparable terms or, if not, if suitable replacement space is available on comparable terms.

Response: We have revised the table to indicate that none of the leases has expired and to provide the correct expiration date of each lease.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 47

11.
Please revise to discuss the registrant's financial condition, changes in financial condition and results of operations. In this regard, we note the operating results of QKL are discussed instead of the consolidated results of the registrant with no explanation.

Response: We have revised this section to indicate that the consolidated results of the registrant are under discussion. We have also revised to make clear that the registrant’s financial results and QKL-China’s are substantially identical, because we control QKL-China, QKL-China’s operations are our only operations, and QKL-China’s assets are our only significant assets, and that therefore, discussions of QKL-China should be understood to apply equally to the registrant unless otherwise specified.

12.
Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should discuss the group buying trend further and its expected effect on you. You also discuss elsewhere the higher profitability associated with private label products versus branded products. You should discuss the percentage of private label versus branded products sold and your expectations for the future. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: We have expanded this section in accordance with Item 303 of Regulation S-K and SEC Release No. 33-8350 to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on our financial condition, operating performance, revenues, or income, or result in our liquidity decreasing or increasing in any material way.

.	In particular, we have made the following revisions:

•
We have deleted the discussion of the group buying trend and its expected effect on us, because we have determined that the trend is not material to our business and is not likely to be material to our business in the foreseeable future.

•	We have discussed the higher profitability associated with private label products versus branded products.

•	We have discussed the percentage of private label versus branded products sold and our expectations for the future.

•
We have specifically addressed the quality and variability of our earnings (that is, net income) by expanding our discussion of net income and net profit margin and adding a new table to that discussion.

•	We have specifically addressed the quality and variability of our cash flows from operating, investing, and financing activities.

•	We have discussed whether we expect our financial position to remain at its current level or to increase or decrease.

•
We have added a discussion of economic and industry-wide factors relevant to our company, and material opportunities, challenges, and risks in the short and long term and the actions we are taking to address them.

We note that in order to avoid adding disclosure that is merely duplicative of disclosure already provided in the business and risk factors sections of the prospectus, we have made these discussions concise and focused on potential consequences to our financial results.

13.
We note your statement on page 58 that "[c]urrently [you] have a credit line of up to RMB 50 million, or approximately $6.94 million using current exchange rate of $1 to 7.2 RMB, based on our credit rank AAA granted by Daqing City Commercial Bank." Please clarify whether Daqing City Commercial Bank is the lender. Please also indicate whether this is the same credit line that you refer to on the bottom of page 57.

Response: We have amended our disclosure to clarify that Daqing City Commercial Bank is the lender and to confirm that this is the same credit line that we refer to on page 57.

Three Months ended March 31, 2008..., page 49

14.
In the discussion of increases in net revenue, disclose the amount of the increase that is attributable to comparable store sales and identify the other factors that led to the increase in net revenue. Please revise throughout this section to identify the material factors that caused line items to increase or decrease and the amounts attributable to each factor.

Response: In our discussion of increases in net revenue, we have disclosed the amount of the increase that is attributable to comparable store sales and identified the other factors that led to the increase in net revenue.

We have revised the disclosure throughout this section to identify the material factors that caused line items to increase or decrease and the amounts attributable to each factor.

Critical Accounting Policies and Estimates, page 58

15.
Please revise your disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in the notes to the financial statements. Please carefully evaluate each policy and revise your discussion as appropriate to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Discuss and quantify how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, please discuss how you account for inventory shrink and spoilage and adjustments to any estimates arising out of your physical inventory counts. Refer to Release Nos. 33-8350 and 34-48960.

Response: We have revised our disclosure of critical estimates and judgments to supplement and not duplicate the summary of significant accounting policies that are already disclosed in the notes to the financial statements.

We have evaluated each policy and revised our discussion to clarify and quantify, whenever appropriate, each critical estimate and identify, whenever appropriate, the assumptions we used to calculate each estimate.

We have discussed and quantified how accurate our estimates and assumptions have been in the past and whether they are likely to change in the future. In that regard we have discussed how we account for inventory shrinkage and spoilage and adjustments to any estimates arising out of our physical inventory counts.

16.	We note your critical accounting policy addressing construction in progress on page 60. Please tell us where you have presented construction in progress in the financial statements and related notes.

Response: We have deleted the note describing construction in progress, because we do not present construction in progress in our financial statements and related notes.

Directors and Executive Officers, page 64

17.
Please account more specifically for your directors' and officers' principal occupations and employment during the past five years. For instance, indicate the duration of Mr. Rhett Xudong Wang's tenure as an internal auditor for Carrefour, Financial Controller for Koemmerling China, CFO for ThyssenKrupp China, and a tax and accounting consultant in Germany, respectively. If there are any gaps in his employment, please briefly explain. The same comment applies to Ms. Xishuang Fan, Ms. Limin Zheng and Mr. Jiaxun Yang. See Item 401(e)(1) of Regulation S-K.

Response: We have revised the disclosures to account more specifically for our directors' and officers' principal occupations and employment during the past five years and to explain any gaps.

Executive Compensation, page 67

Employment Agreements, page 68

18.
There appears to be a discrepancy between your disclosure on page 68 that you have no employment agreements with any of your executive officers and your disclosure on page 1 that you have signed employment contracts with all of your employees. Please tell us whether your executive officers have signed employment contracts and, if so, please summarize their material terms. See Item 402(o)(1) of Regulation S-K.

Response: We have amended our disclosure to correct the discrepancy by indicating on page 1 that Daqing Qingkelong Commerce & Trade Co., Ltd. (“QKL-China”) has signed employment contracts with all of its executive officers. We have summarized the material terms of those agreements under the heading “Employees” in the business section of the prospectus and on page 1 have directed readers to that summary. The other disclosure required by Item 402(o)(1) is already included in the prospectus summary in the section entitled “Executive Compensation”.

Certain Relationships and Related Transactions, page 69

Transactions with Vision, page 69

19.
You have provided disclosure regarding several transactions related to the reverse merger and private placement on page 24. Please review these transactions and provide appropriate disclosure under Item 404(a) of Regulation S-K regarding these transactions. In this revised disclosure, provide additional information about the securities escrow agreement and each related person's interest in the agreement, and identify any related persons in addition to Vision Opportunity Master Fund that have an interest in the securities escrow agreement.

Response: We have revised the disclosure to provide additional information about the securities escrow agreement and each related person's interest in the agreement. Other than Vision Opportunity Master Fund no related party has an interest in the securities escrow agreement.

20.	In this section, please disclose the related person transactions identified in the notes to the financial statements. See Item 404(a) of Regulation S-K.

Response: We have revised this section to disclose the related person transactions identified in the notes to the financial statements.

Financial Statements General

21.
In your pro forma financial statements you refer to the share exchange transaction and private financing transaction as the reverse merger transaction. Please clarify if you considered Forme Capital, Inc., a shell company, as the target and Speedy Brilliant Group Limited, an operating company, as the accounting acquirer. Please explain and revise your disclosure to specifically address and clarify the legal and accounting form of the transaction. Please make sure your response provides appropriate detailed references to the authoritative accounting literature that supports your accounting for and presentation of the reorganization.

Response: We have revised the financial statements to clarify that we consider QKL Stores Inc. (f/k/a/ Forme Capital, Inc.) to be the accounting target and Speedy Brilliant Group Limited to have been the accounting acquirer. We have revised our disclosure to specifically address and clarify the legal and accounting form of the transaction with detailed references to the authoritative accounting literature that supports our accounting for and presentation of the reorganization.

22.
We note the transaction occurred on March 28, 2008 and concurrent with the transaction Speedy Brilliant is noted as having acquired control over QKL's through a series of contractual arrangements. Please explain why you have included the financial statements of Daqing Qingkelong Chain Commerce & Trade Co., Ltd (QKL) and pro forma financial statements. We also note that the financial statements included herein cover the period in which the transaction occurred and we would expect that your historical financial statements for all periods presented would be those of the entity identified as the accounting acquirer. In this regard, please tell us what consideration you gave to revising the financial statements to recast the statements as that of Forme Capital, Inc. and retroactively reflecting the change in capitalization of the operating entity for all periods presented. Historical stockholders' equity of the accounting acquirer prior to the reverse merger would then be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Earnings per share for periods prior to the merger would also be restated to reflect the number of equivalent shares received by the acquiring company. Refer to the guidance at SAB Topic 4C. Further, the notes to the financial statements would explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target; and that the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to recapitalization accounting. Please advise.

Response: We have revised the pro forma financial statements to reflect that Speedy Brilliant Group Limited is the accounting acquirer and that the historical financial statements for all periods presented are those of Speedy Brilliant. We have also restated historical stockholders’ equity of the accounting acquirer prior to the reverse merger (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital, and we have restated earnings per share for periods prior to the merger to reflect the number of equivalent shares received by the acquiring company. We have revised the notes to the financial statements to explain that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target; and that the capital structure of the consolidated enterprise (the accounting acquirer) is now different from that appearing in the historical financial statements of the accounting acquirer in earlier periods due to recapitalization accounting.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Principal Activities

23.
Please expand your disclosure to specifically address and clarify the legal and accounting form of the reverse merger transaction. Please include in your disclosure an explanation of the reverse acquisition and issuance of 1,500,055 shares disclosed in the Consolidated Statements of Stockholders' Equity. Further, if true, please indicate that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target.

Response: We have expanded our disclosure in Note 1 to specifically address and clarify the legal and accounting form of the reverse merger transaction. In addition, we have included in our disclosure an explanation of the reverse acquisition and issuance of 1,500,055 shares disclosed in the Consolidated Statements of Stockholders' Equity. Further, we have indicated that the historical financial statements are a continuation of the financial statements of the accounting acquirer, not the accounting target.

Note 2. Summary of Significant Accounting Policies

24.
Please disclose the specific nature and timing of allowances and credits received from vendors and other entities, if any. As appropriate, please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, such as slotting fees, co-operative advertising fees, and other consideration. Disclose the statements of earnings line item in which each of these types of payments is included.

Please also discuss in MD&A any significant estimates and/or changes between periods resulting from these arrangements. See EITF 02-16. Review MDA to confirm.

Response: In Note 2(n) to the financial statements we have disclosed the specific nature and timing of allowances and credits received from vendors and other entities, and disclosed our accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, such as fees paid in connection with product promotions, general sponsorships, and savings relating to transportation. We have also disclosed the statements of earnings line item in which each of these types of payments is included.

(b)  Principles of consolidation

25.	Please expand to clarify the accounting principles relied upon for consolidation. If Speedy Brilliant is a wholly-owned subsidiary, please state that fact.

Response: We have expanded Note 1 to the financial statements, Organization and Principal Activities, to clarify the accounting principles relied upon for consolidation and have stated that Speedy Brilliant is a wholly-owned subsidiary of the Company.

26.
We note that Speedy Brilliant did not acquire QKL direct by issuing stock or paying cash and that you have determined that it is a VIE. Please explain your basis for consolidating QKL addressing each of the conditions in FIN 46(R) or other authoritative accounting literature that supports your accounting for and presentation of this entity. Please identify the specific provisions within the agreements that support your conclusions. Expand your disclosure accordingly.

Response: We have amended the disclosure in Note 1 to the financial statements to explain our basis for consolidating QKL. Our analysis addressing each of the conditions in FIN 46(R) or other authoritative accounting literature that supports our accounting for and presentation of this entity is attached as Exhibit A hereto.

(e)  Inventories and consumables

27.
Please disclose where you classify consumables for your own consumption on the Consolidated Statements of Income and Comprehensive Income. Also we note on page F-21 a gain was recognized on the sale of consumables. Please clarify the nature of the consumables, how they are consumed and whether they are sold to third parties.

Response: We have amended the disclosure in Note 2 (e) to the financial statements to disclose that consumables comprise (i) the packaging materials and (ii) the stationery for own consumption. Consumables are stated at cost, which is determined by using the weighted average method. The costs of packaging materials are expensed into the costs of inventories sold. The costs of consumables for our own consumption are expensed into selling expenses and general & administrative expenses, depending on which department consumed.

(j)  Cash card and coupon liabilities

28.	Please disclose how you account for cash cards and coupons that are never redeemed.

Response: We have amended Note 2(k) Cash Cards and coupon liabilities to disclose how we account for cash cards and coupons that are never redeemed.

(1)  Cash and cash equivalents

29.
Reference is made to the disclosure of cash located outside the United States. Please disclose whether the cash is restricted as to usage and if so, the provisions of any restrictions. If the cash is not restricted, please disclose why the cash "may" not be available.

Response: We have amended the disclosure to the financial statements to disclose that the cash located outside the United States is not restricted as to usage and have deleted the statement that the cash “may” not be available.

(m)  Revenue recognition

30.
We note in your discussion of results of operations that you state revenue is primarily from sales you make to customers at your stores yet your disclosure here states revenue is recognized upon the delivery of goods to customers and direct sales are recognized on gross basis when products are delivered and title has passed to the end users. Please revise to clarify the nature of the direct sales and if retail sales are recognized at the point of sale.

Response: We have amended our discussion of revenue recognition in the summary of significant accounting polices to clarify the nature of the direct sales and that retail sales are recognized at the point of sale.

(s) Statutory reserves

31.
It appears that net assets held by your consolidated subsidiaries may be restricted in light of the risk factors disclosed on page 4 and other disclosures in the filing. Please disclose the pertinent restrictions on making dividend or other payments.

Response: We have amended the disclosure to the financial statements to disclose the pertinent restrictions on making dividends or other payments. See Note 2(j) Foreign currency translation

(t) Industry Segment

32.	Please provide the disclosure required by paragraph 37 of SFAS No. 131

Response: No further disclosure is required by paragraph 37 of SFAS No. 131 as the Company has only one business segment.

Note 3. Other Receivables

33.	Please revise your description of the item "Deposits to employee for purchases and disbursements" to clarify the nature of the receivable or add a note to the table presented.

Response: We have revised our description by adding a footnote to the item "Deposits to employee for purchases and disbursements" to clarify the nature of the receivable.

Note 5. Property, plant and equipment, net
Note 6. Lease Prepayments, net

34.
We note that the company does not have title to some of the buildings and prepaid land use rights reflected as assets. Please disclose the amount and nature of any consideration required to transfer title to the company and explain to us the accounting basis for your presentation.

Response: No consideration is required to transfer title to the company. The accounting basis for the presentation of the buildings and prepaid land use rights as assets is that the Company paid the costs of the buildings and lease prepayments and the Company has been using the buildings. The Company recognized the buildings and prepaid land use rights as assets because the probable future economic benefits (by using the assets for business purposes now and in the future) are received by the Company as a result of past transactions (paying the costs).

Note 10. Common Stock

35.	Please revise the "effect of dilutive potential common stock" to individually show the shares assumed from conversions of the warrants and preferred stock. See Appendix C to SFAS no. 128.

Response: The warrants are considered anti-dilutive as at March 31 2008. Thus there is no assumed conversion required.

Exhibit 5.1

36.
Counsel should not include the statement that it has "relied exclusively on the representations made to us in an officers' certificate concerning the receipt by the Company of consideration for such shares" in giving its opinion that the Outstanding Common Stock is fully paid. Please remove the fourth paragraph in the legal opinion.

Response: We have removed the fourth paragraph in our revised legal opinion.

37.	Counsel should remove the statements that only the company may rely upon the legal opinion and that no other person may rely upon the opinion without its legal consent. Please revise.

Response: We have removed these statements in our revised legal opinion.

Amendment No. 1 to Annual Report for Fiscal Year Ended April 30, 2007 on
Form 10-KSB

Item 8A. Controls and Procedures

38.
You must evaluate the effectiveness of your disclosure controls and procedures based on the definition of disclosure controls and procedures contained in Sections 13a-15(e) of the Exchange Act. In this regard, we note your disclosure that your "certifying officers originally concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by [your] management on a timely basis in order to comply with [your] disclosure obligations under the Exchange Act, and the rules and regulations promulgated thereunder." In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

Response: We bring your attention to the fact that the 10-KSB in question was filed by Forme Capital and its advisors prior to the reverse merger. In future reports that we file or submit under the Exchange Act we intend to properly comply with Exchange Act Rule 13a-15(e). Accordingly we intend to state, if true at that time, that our officers concluded that our disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

39.
In future filings, please revise to include the disclosure required by Item 308(c) of Regulation S-K. Please confirm that there were no changes that you would have been required to disclose in the Form 10-KSB.

Response: In future filings we will revise to include the disclosure required by Item 308(c) of Regulation S-K. We have spoken to the certifying officers and can confirm that there were no changes that we would have been required to disclose by Item 308(c) of Regulation S-K in the Form 10-KSB.

Exhibits

40.
We note that the certification of your chief executive officer required by Item 601(b)(31) of Regulation S-K is misdated. This comment applies to both your original Form 10-KSB and your amendment. Similarly, the certification of your chief financial officer required by Item 601(b)(32) to your amendment is not dated. Please file an amendment to your Form 10-KSB to include properly dated certifications, and confirm to us that you received dated certifications as of the time of filing.

Response: We will file as soon as practicable an amendment to our Form 10-KSB to include properly dated certification our chief executive officer required by Item 601(b)(31) of Regulation S-K as well as a properly dated certificate of our chief financial officer required by Item 601(b)(32) of Regulation S-K. We will confirm to you that we received dated certifications as of the time of filing.

41.
Please also remove the word, "annual," before the word, "report," in paragraph 2 of your certifications pursuant to Section 302 of the Sarbanes Oxley Act. Refer to Item 601(b)(31) of Regulation S-K. The certifications should conform exactly to the language in Item 601(b)(31).

Response: In the certifications to be filed with the amendment to the 10-KSB we have removed the word "annual" before the word "report.”

Quarterly Report for Quarter Ended March 31, 2008 on Form 10-Q

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 32

42.
We note your disclosure that your disclosure controls and procedures "can provide only reasonable assurance of achieving the desired control objectives." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at the reasonable assurance level.

Response: In future filings, we will revise to clarify, if true, that our officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

43.
We note your disclosure that "[e]xcept as described above, there were no changes in our internal controls over financial reporting during the first quarter of fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. In future filings, state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting or omit the language "except as described above."

Response: In future filings, we will omit the language, if true, “except as described above.”

If you have any questions regarding any of the foregoing please do not hesitate to contact Darren Ofsink, Mark Cawley or Michael Buchholtz at (212) 371-8008.

Very truly yours,

GUZOV OFSINK, LLC
By:	/s/ Darren Ofsink
Darren Ofsink

EXHIBIT A
to Reply Letter to SEC dated August 7, 2008

Explanation of basis for consolidating QKL-China with QKL Stores Inc.

Consolidation of the financial results of QKL-China, our operating company in the PRC, with those of the registrant, QKL Stores Inc. (the “Company” or “us”) in the registration statement on Form S-1/A filed on the date hereof is based on the guidance set forth in FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (“FIN 46R”). Under FIN46(R), when one entity has a financial interest in another entity, the first entity should consolidate the financial results of the second entity with its own if two conditions are met:

(1) the second entity (the potential consolidatee) is a variable interest entity, or VIE; and
(2) the first entity (the potential consolidator) holds a controlling financial interest in, or is the primary beneficiary of, the second entity.

The analysis below shows that QKL-China is a VIE and that one of our wholly-owned subsidiaries, Speedy Brilliant (Daqing) Consulting Co., Ltd. (“WFOE”), holds a controlling financial interest in, and is the primary beneficiary of, QKL-China—and that therefore, under FIN46(R), WFOE should consolidate the financial results of QKL-China with its own. From that conclusion, it follows that we must consolidate the financial results of QKL-China with our own, because the results of QKL-China are included in the consolidated results of WFOE, our wholly-owned subsidiary.

FIN46(R)

Under Paragraph 5 of FIN46(R), an entity is a VIE if, by design, it meets any one of the three conditions (A), (B) or (C) paraphrased below:

(A) The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

(B) As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).
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(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity.

(C) The equity investors as a group also are considered to lack characteristic (B)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Background of WFOE and QKL-China

WFOE controls the business, management and finances of QKL-China, as if QKL-China were its wholly-owned subsidiary, through five contractual arrangements. Each agreement was executed by WFOE, QKL-China, and the shareholders of QKL-China as of March 28, 2008. The agreements and their relevant provisions are set forth in the table below.
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Agreement	Key Content	Key Consideration
Consigned Management Service Agreement (“Management Agreement”)
WFOE is required to provide management services to QKL-China, including financial, technical and human resources management services, that enable WFOE to control QKL-China’s operations, assets and cash flow.
In consideration of the management services performed by WFOE, QKL-China pays WFOE a management fee equal to 4.5% of its annual revenue.
Technology Service Agreement (“Tech Agreement”)	WFOE provides technology services including the selection and maintenance of QKL-China’s computer hardware and software systems and training of QKL-China’s employees in the use of those systems.	In consideration of the technology services performed by WFOE, QKL-China pays WFOE a fee equal to 1.5% of its annual revenue.
Loan Agreement	WFOE made a loan of US $11 million to the shareholders of QKL-China, each shareholder receiving a share of the loan proceeds proportional to its shareholding in QKL-China.
In consideration of the loan, each Shareholder agreed (i) to contribute all of its proceeds from the loan to the registered capital of QKL-China in order to increase the registered capital of QKL-China, (ii) to cause QKL-China to complete the process of registering the increase in its registered capital with PRC regulatory authorities within 30 days after receiving the loan, and (iii) to pledge its equity to WFOE under the Equity Pledge Agreement described below.

Equity Pledge Agreement (“Pledge Agreement”)	Each Shareholder pledged all its equity interest in QKL-China to WFOE.	Each Shareholder received proceeds of the loan under the Loan Agreement described above.
Exclusive Purchase Option Agreement (“Option Agreement”)	Each Shareholder granted WFOE an exclusive right to purchase at any time all or part of each such Shareholder’s equity interests in QKL-China

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Issue I:  QKL-China is a Variable Interest Entity

Condition (A)

QKL-China, by design, satisfies Condition (A) because the total equity investment at risk is not sufficient to permit QKL-China to finance its activities without additional financial support. Specifically, pursuant to Clauses 2.1 and 7.1 of the Loan Agreement, WFOE made a loan of RMB77 million (approximately $11 million) to increase the share capital of QKL-China. (Under Clause 7.1, the proceeds of the loan must be used to increase the share capital of QKL-China. Under Clause 6, WFOE may choose to have the loan repaid by transfer to it of all of the equity or assets of QKL-China.) Compared with the original equity of QKL-China of $5.3 million, the loan provides significant financial support for QKL-China. QKL-China is not able to finance its expansion without such outside financing and, as disclosed in our registration statement filed today, may require up to $45 million in additional outside financing in 2009. Therefore Condition (A) is satisfied.

Condition (B)

QKL-China, by design, satisfies Condition (B) by satisfying subsection (B)(3), because the May 28, 2008 transaction, by design, granted WFOE the right to receive the expected residual returns of QKL-China. Specifically:

•
Clause 1 of the Option Agreement irrevocably grants WFOE an exclusive option to purchase, at any time, all of the equity of QKL-China at the lowest price permitted under PRC law. This is a grant to WFOE of the right to receive the expected residual returns of QKL-China.

•
Clause 6 of the Loan Agreement grants WFOE the right to require repayment of the loan by transfer to it of all of QKL-China’s equity or assets. This is a grant to WFOE of the right to receive the expected residual returns of QKL-China.

QKL-China, by design, also satisfies condition (B) by satisfying subsection (B)(2), because by design, the shareholders of QKL-China do not have the obligation to absorb the expected losses of QKL-China. The shareholders lack this obligation because it was transferred to WFOE under the Option Agreement, Clause 1 of which irrevocably grants WFOE an exclusive option to purchase, at any time, all of the equity of QKL-China at the lowest price permitted under PRC law. Therefore WFOE shares in the operating risks of QKL-China and to that extent the risks are not borne by the shareholders of QKL-China.

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QKL-China, by design, also satisfies Condition (B) by satisfying subsection (B)(1), because the under the Management Agreement, the shareholders of QKL-China have surrendered substantially all of their voting and control rights to WFOE.

Therefore Condition (B) is satisfied. Satisfying any one of the above conditions individually would suffice make QKL-China a VIE. Therefore QKL-China is a VIE.

Issue (II)  WFOE holds a controlling financial interest in QKL-China.

Under FIN46(R), an entity holds a controlling financial interest in a VIE if it is obligated to absorb the majority of the VIE’s anticipated losses or has the right to receive the majority of the VIE’s residual gains. Under FASB Staff Position (FSP) 46R-6, an analysis of who holds a controlling interest in a VIE includes two steps:

Step 1: Analyze the nature of the risks to the entity.

QKL-China is exposed to the following risks (collectively, operating risks):

a. Sales volume risk
b. Product price risk
c. Inventory price risk
d. Other operating cost risk

Step 2: Determine the purpose(s) for which the entity was created and determine the variability the entity is designed to create and pass along to its interest holders.

The following factors were considered in this determination:

•	The arrangement was created to enable the WFOE to expand its existing business in the PRC.

•
WFOE absorbs variability from the operations of QKL-China through its financing of the loan and the option to acquire all of the equity of QKL-China. As described above, WFOE’s $11 million loan increased the registered capital of QKL-China by more than 200% (from $5.3 million to $16.3 million) and provides material financial support for QKL-China. WFOE may choose to have the loan repaid not in cash but by transfer to WFOE of all of QKL-China’s equity or all of its assets.

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•	The loan does not bear interest (clause 5.1 of the Loan Agreement) and grants to WFOE an exclusive right to acquire all of the equity of QKL-China.

Based on these factors, it can be determined that the entity was designed to create and pass along risks (a), (b), (c), and (d) of Step 1 to the debt and equity investors (WFOE and the shareholders of QKL-China, respectively), who are the entity’s variable interest holders.

WFOE also holds a variable interest in QKL-China with respect to its finance of the debt of QKL-China because the Loan Agreement, absorbs a portion of QKL-China’s variability due to operating risks. If QKL-China suffers a loss, the shareholders do not have any obligation to inject further capital into QKL-China. The loss is reflected by the risk of non-repayment of the Loan. Under Clause 1 of the Option Agreement, the shareholders of QKL irrevocably granted WFOE an exclusive option to acquire all of the equity of QKL-China at the lowest price permitted under PRC laws and regulations. The essence of the agreements is that as a result of the loan, WFOE shares in the operating risks and residual returns of QKL-China in virtue of its option to purchase all of the equity of QKL-China.

Because the holder of a majority of the equity of QKL-China, Mr. Wang Zhuangyi (holding 66.08% of QKL-China) is also the director of WFOE, and because pursuant to the Pledge Agreement (Clause 5), all shareholders surrender the voting rights and other management rights to WFOE, that majority shareholder is a de facto agent acting for WFOE. Pursuant to paragraph 16 of FIN46(R), in determining the variable interests of WFOE in QKL-China, the variable interests in QKL-China held by parties related to WFOE, including Mr. Wang Zhuangyi, are deemed to be WFOE’s own variable interests. Therefore the variable interests of Mr. Wang Zhuangyi in QKL-China are also our variable interests in QKL-China.

Under the Pledge Agreement, the shareholders pledged all of the equity of QKL-China to WFOE (Clause 1). Under Clause 5.8, WFOE has the right to determine who will be nominated to be a director of QKL-China. According to paragraph (3) of the recitals of the Management Agreement, QKL-China has granted WFOE the right to manage all of QKL-China’s business, finances and human resources. Accordingly, WFOE is in fact totally in control of QKL-China as if QKL-China was the wholly-owned subsidiary of WFOE.

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Although QKL-China can terminate the Management Agreement (under clause 10.3), clause 2.1 of the Pledge Agreement provides that the shareholders of QKL-China and QKL-China shall perform the Management Agreement. Non-performance of the CMA would be a default under the Pledge Agreement (under clauses 8.1.2 and 8.1.4). QKL-China cannot unilaterally amend or terminate the agreements (according to clause 8.3 of the Option Agreement, clause 11.3 of Pledge Agreement and clause 13.3 of Loan Agreement). However, WFOE has the right to assign the benefits of the agreements to any third party without consent of the Party and shareholders (under clause 11.2 of the Loan Agreement, clause 10.2 of the Pledge Agreement and clause 6.2 of the Pledge Agreement).

Based on the foregoing analyis, WFOE holds a controlling financial interest in QKL-China as if QKL-China were WFOE’s wholly-owned subsidiary and WFOE is the primary beneficiary of QKL-China.

Conclusion

The discussion above shows that QKL-China is a VIE and that WFOE is its primary beneficiary and holds a controlling interest in it. Therefore, as discussed in the opening paragraph of this exhibit, WFOE should consolidate the financial results of QKL-China with its own. Therefore we should consolidate the financials results of QKL-China with our own, because the results of QKL-China are included in the consolidated results of WFOE, our wholly-owned subsidiary.

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Appendix A
to Exhibit A to Reply Letter to SEC dated August [ 7 ], 2008

Name of the Shareholders	Shareholding Ratio (%)
Wang Zhuangyi	66.08
Wang Shuai	15.95
Zheng Limin	10.82
Teng Wenbin	1.36
Li Zhongfen	1.36
Feng Shuxia	1.30
Zhang Yuepin	0.54
Li Xiaoqiu	0.54
Fan Xishuang	0.41
Wei Chuanyu	0.33
Han Jinhong	0.30
Zhang Lihui	0.27
Ding Yinxia	0.27
Wang Yan	0.11
Li Jing	0.08
Wang Shuchang	0.05
Cai Yingli	0.05
Zhang Xueying	0.05
Yao Li	0.03
Su Zhongbo	0.03
Wang Zhanfu	0.03
Lu Anwen	0.03

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EXHIBIT B

4 AgExporter

By Fred Gale and Thomas Reardon

Photos by Fred Gale, USDA Economic Research Service

The lightning-fast emergence of supermarkets over the past decade may be the final piece of the China market puzzle. Rising incomes and an expanding urban middle class are setting the stage for China's development as a market for imported foods.

Until recently, many exporters eyeing the Chinese market came away in frustration after encountering a fragmented market made up of thousands of mom-'n'-pop shops, old-style, open-air markets and labyrinthine, antiquated wholesale and logistics systems. The old marketing system, controlled by various provincial and city marketing bureaus, consisted of small, fragmented wholesale and retail segments selling local produce; multiple layers of small brokers, wholesalers, distributors and government-licensed importers; and government-run retail outlets.

The good news for food suppliers is that "supermarketization" is transforming China's food sector into a modern retail system. Modern supermarkets, convenience stores, hypermarkets and warehouse clubs—retail formats nearly nonexistent in China in the early 1990s—have now captured an estimated 30 percent of the urban food market and are growing at rates of 30-40 percent annually.

Chinese supermarkets skyrocketed from just one outlet in 1990 to approximately 60,000 stores with an estimated $71 billion in sales by 2003, according to the Chinese Chain Store and Franchise Association. Growth in the industry that took several decades in the United States and Europe has occurred in a single decade in China. Supermarket sales in Shanghai alone during 2003 were estimated at $5 billion, equivalent to half of Shanghai's retail food sales.

Supplier Benefits

The new supermarket sector is a boon to exporters for two reasons:

- **The way they sell to consumers.** Supermarkets, engaged in fierce competition with other types of outlets for the Chinese consumer's dollar, are eager to carry new products to meet consumer demand for quality and product diversity. Some advertise exotic products to get customers in the door.
- **The way they buy from suppliers.** Supermarket chains employ centralized, high-volume distribution systems that give exporters a larger target with fewer distribution layers to navigate. Procurement modernization is increasing the advantage of suppliers that can deliver quality products in a timely and price-competitive fashion. These factors should give foreign food suppliers a better chance to compete in the Chinese marketplace.

Sources of Supermarket Sector Momentum

The sector includes a number of different store formats: small chain convenience stores selling primarily canned goods and beverages and/or snack and convenience foods; standard supermarkets; hypermarkets that sell a full range of consumer goods, from clothing and elec-

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November 2004 5

For China's Largest Supermarket Chains, Sales Are Booming

$ Billion
7
6
5
4
3
2
1
0
Nonggongshang
Hualian
Lianhua
1998
2000
2001
2002
2003

Data for 1999 not available.
Source: Shanghai Statistical Yearbook.

tronics to bicycles; and large warehouse clubs. The large formats account for the lion's share (95 percent) of sales in the modern retail sector; convenience stores garner only 5 percent. These market shares are expected to continue for the foreseeable future.

Supermarkets began developing in the early 1990s in Shanghai and several other major cities where they were encouraged by local governments. The largest Chinese supermarket chains started out as government-operated department stores and marketing bureaus in Shanghai.

Multinational chains from Europe, Japan, Hong Kong and the United States provided a second major impetus in the development of the sector in the mid- to late 1990s in most prosperous coastal cities, including Shanghai, Guangzhou and Shenzhen. Supermarket development took off in other large cities such as Beijing in the late 1990s.

Although about 80 percent of China's supermarkets are in the eastern region, all major chains have aggressive expansion plans targeting medium and small cities, central and western provinces, and rural areas. And while multinational companies at present have about 40 percent of the sector's sales, domestic companies such as Lianhua and Hualian have developed quickly.

Local governments are actively encouraging the transition to supermarkets by shutting down wet markets (traditional street markets) and in some cases converting them into supermarkets. In 2004, China's Ministry of Commerce announced a five-year plan to develop a rural retail network of chain supermarkets and express stores in small towns, pushing the supermarket format into China's vast rural hinterland.

Supermarkets Displace Traditional Markets

Supermarkets enjoyed initial success with packaged foods and processed food staples like rice, flour and cooking oil. Supermarkets and convenience stores have also played a key role in boosting

NGS
农工商
KFC

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SALE
SALE
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SALE
SALE

consumption of milk products, other beverages, snacks and convenience foods.

Chinese consumers have traditionally bought most of their fresh foods—vegetables, fruits, meats—from wet markets. Vendors in wet markets sell generic produce grown on local farms or purchased from wholesale markets. Before the supermarket explosion, they usually purchased canned and packaged foods from small mom-'n'-pop stores, roadside kiosks or the food product sections of government department stores.

Supermarkets are rapidly gaining a competitive edge over these traditional retailers. They offer a cleaner, more comfortable and convenient shopping environment. Quality is generally better and more standardized. In the case of packaged foods, shoppers do not have to haggle over prices, and they can trust product measures and units. Supermarkets offer a wider array of products than do traditional shops. Refrigerated, frozen and ready-to-eat foods are available; almost 90 percent of urban Chinese households have home refrigerators.

However, many shoppers continue to purchase fresh produce from wet markets while making weekend trips to the super-

History of Supermarket Development in China

Time period	1980s	Early 1990s	Late 1990s		
Developments	Traditional grocery stores	Emergence of supermarkets	New store formats	Foreign investment	Coastal cities
Description	Mainly state-owned and collective-operated. Some are privately owned and operated.	Hong Kong-style stores of 300-800 square meters; mostly packaged foods and items for daily use; few fresh items. Chains had fewer than 10 stores.	Super stores as large as 20,000 square meters, hypermarkets, convenience stores.	Entrance of multinational companies like Carrefour, Wal-Mart, Makro and 7-Eleven.	Development was most rapid in wealthy coastal cities like Shanghai and Shenzhen.

Adapted from Geping Guo, "Development of Supermarkets in China," presented at Supermarkets and Agricultural Development Conference, Shanghai, May 2004.

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November 2004 7

market for other items. They prefer the freshness, low prices and personal interaction at wet markets for fresh vegetables and fruits.

Nevertheless, supermarkets are quickly taking over the fresh produce segment of the market as well, by matching wet market prices and offering superior quality and sanitation. An important measure of their initial success is that Chinese supermarkets now sell roughly $4 billion worth of fruits and vegetables to Chinese consumers–about twice China's exports in that category to the rest of the world. That is, the internal "supermarket market" is already large and dynamic, rivaling exports from China, and a dynamic market for imports to China.

Imports Arrive

Imported foods, until recently a rarity in China, are now widely available in Chinese supermarkets. Washington apples, California oranges and wines, lychees from Thailand, butter from New Zealand and cheeses from France are commonly found on supermarket shelves. Supermarkets feature many international food brands, such as Kellogg's cereals, Hormel sausages and hot dogs, Lay's potato chips, Nestlé and Danone milk products, McCormick jellies and Skippy peanut butter, many of which are manufactured locally, albeit sometimes with imported ingredients.

China's growing middle class (estimated at 200-300 million persons, out of a population of 1.3 billion) has the purchasing power to afford imported foods, but this crucial market segment has been kept largely out of the reach of food exporters by the combination of China's antiquated marketing system and high trade barriers.

China has cut tariffs, import licensing requirements and state trading monopo-

Contacts

This article draws data from "The Emergence of Supermarkets with Chinese Characteristics: Challenges and Opportunities for China's Agricultural Development," by Dinghuan Hu, Thomas Reardon, Scott Rozelle, Peter Timmer and Honglin Wang, Development Policy Review, Volume 22, September 2004, 557-86. To find it on the Web, go to: **www.blackwell-synergy.com/links/doi/10.1111/j.1467-7679.2004.00265.x/**

More information on the Chinese market can also be found in the Economic Research Service's China Briefing Room, available on the Web at: **www.ers.usda.gov/briefing/china**

In addition, FAS has information on China and several offices in that country to help U.S. suppliers. To find that information on the Web, start at **www.fas.usda.gov**, and select **Countries**. Scroll down to **Attaché Reports** for the latest information from those offices, and **Embassies** to view their contact information.

21st century				
More new formats	Geographic expansion	Merchandise structure	Mergers	Reform of traditional stores
European-style discounters, warehouse clubs and mini-marts.	Retail chains expand outside their home provinces.	Wider variety of items, including more fresh produce and organic foods. Private-label store brands emerged.	Chinese supermarket chains merged with both domestic and foreign partners.	Traditional stores, including mom-'n'-pop groceries, state-owned grain and oil shops and kiosks were transformed into small supermarkets and convenience stores. Small, independent supermarkets also emerged.

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lies as a result of its entry into the WTO (World Trade Organization) in 2001. Lower trade barriers are a first step to opening the Chinese market at its borders and ports, but a competitive, efficient domestic marketing system is necessary to get imported products from entry points to the Chinese consumer. That's where supermarkets come in.

Supermarkets are bringing world-class procurement systems into China, giving potential exporters a bigger target to aim for and knitting together market segments fragmented by geography and other factors. Supermarket chains are establishing large, centralized distribution centers that draw products from throughout China, and from elsewhere in Asia, Oceania, the Americas and Europe. Multinational logistics firms are now operating in China, whose WTO commitments mandate that the country open its market to foreign companies engaged in wholesaling and distribution in 2004.

The integration of China into multinational retail chains may open more avenues to its market. The world's largest food retail chains–such as Wal-Mart, Carrefour, Metro and Tesco–are now buying from and selling to China. The amount of Wal-Mart's procurement from China exceeds the gross national product of many countries, and Wal-Mart's sales in China are increasing as well.

The largest Chinese food retailer, Lianhua, has started to open stores in Europe with the intent of developing into a retailer that can buy and sell in both domestic and foreign markets. Suppliers able to establish themselves in the procurement system of a multinational chain may have easier access to the China market. ■

Gale is a senior economist in the Market and Trade Economics Division of USDA's Economic Research Service. Tel.: (202) 694-5215; Fax: (202) 694-5793; E-mail: fgale@ers.usda.gov. Reardon is a professor with Michigan State University. E-mail: reardon@msu.edu

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